                        [THE UNIMARK GROUP, INC. LOGO]


                            The UniMark Group, Inc.

                                 ANNUAL REPORT
                                     1996


                        [THE UNIMARK GROUP, INC. LOGO]
                              The UniMark Group, Inc.

                                  P.O. BOX 229
                              Argyle, Texas 76226
                                 817/491-2992
                               Fax 817/491-1272

                             FINANCIAL HIGHLIGHTS

                            YEAR ENDED DECEMBER 31,
                 (In thousands, except for per share amounts)

                                                       1992      1993      1994      1995      1996
                                                     -----------------------------------------------
Net Sales                                            $14,278   $18,893   $25,346   $36,866   $65,238
                                                     -----------------------------------------------
Gross profit                                           4,603     5,952     7,403    12,674    18,626
                                                     -----------------------------------------------
Income from operations                                   737       633     1,530     4,251     1,027
                                                     -----------------------------------------------
Net income                                               267        73     1,015     2,947       543
                                                     -----------------------------------------------
Net income per common share (Fully diluted)          $  0.09   $  0.02   $  0.28   $  0.51   $  0.07
                                                     -----------------------------------------------
Weighted average common and common (Fully diluted)
  equivalent shares outstanding                        3,000     3,000     3,642     5,805     7,645
                                                     -----------------------------------------------
Total assets                                         $ 2,566   $ 4,007   $11,176   $26,498   $76,683
                                                     -----------------------------------------------
Long-term debt                                           369       296       919       699     4,332
                                                     -----------------------------------------------
Stockholders' equity                                     369       459     6,392    14,978    47,800
                                                     -----------------------------------------------
Capital expenditures                                 $   490   $   143   $ 1,218   $ 5,209   $13,158
                                                     -----------------------------------------------


                               TABLE OF CONTENTS

The Business ..............................................................   1
Chairman's Letter ........................................................    2
Properties and Facilities .................................................   4
Products ..................................................................   6
Marketing, Sales & Distribution ...........................................   8
Management's Discussion and Analysis ......................................  11
Consolidated Balance Sheets ...............................................  15
Consolidated Statements of Income .........................................  16
Consolidated Statements of Shareholders' Equity ...........................  17
Consolidated Statements of Cash Flows .....................................  18
Notes to Consolidated Financial Statements ................................  19
Report of Independent Auditors ............................................  31
Common Stock Price Ranges and Dividends ...................................  31
Board of Directors ........................................................  32

GENERAL COUNSEL
Jordaan, Howard & Pennington, PLLC
Dallas, Texas

REGISTRAR AND TRANSFER AGENT
Harris Trust & Savings Bank
311 West Monroe Street
Chicago, Illinois 60606
(312) 461-3361

INDEPENDENT AUDITORS
Ernst & Young LLP
Dallas, Texas

COMMON STOCK TRADING
The Company's stock is traded on the
NASDAQ National Market System under the
symbol UNMG.

ANNUAL MEETING
The Annual Meeting of Shareholders will be held at 10:00 AM on June 6, 1997 at the Double Tree Hotel at Lincoln Center,
5410 LBJ Freeway, Dallas, TX 75240

FORM 10-K
Copies of the Company's 1996 Form 10-K as filed with the Securities and Exchange Commission are available without charge by calling or writing the Company at:

UniMark House
PO Box 229
Argyle, Texas 76226
(817) 491-2992
Company Contact:
Jim Drewitz
Investor Relations

CORPORATE OFFICE
(Shipping)
124 McMakin Road
Bartonville, Texas 76226

(Mailing)
PO Box 229
Argyle, Texas 76226

[SUNFRESH(R) LOGO]

[FLAVOR FRESH(TM) LOGO]

[FRUITS OF FOUR SEASONS(R) LOGO]

[SIMPLY FRESH FRUIT(R) LOGO]

[JALAPENO SAM(R) LOGO]

[KLEDOR(R) LOGO]


THE BUSINESS

The UniMark Group, Inc. a Texas corporation ("UniMark" or the "Company"), is a vertically integrated citrus and tropical fruit growing, processing, marketing and distribution company with operations in Mexico, the United States and Canada. The UniMark Group, Inc. was organized in 1992 to combine the operations of Industrias Citricolas de Montemorelos, S.A. de C.V. ("ICMOSA"), a Mexican citrus and tropical fruit processor which commenced operations in 1974, with UniMark Foods, Inc. ("UniMark Foods"), a company that marketed and distributed ICMOSA's products in the United States. The Company focuses on niche citrus and tropical fruit products including fresh, chilled, frozen and canned cut fruits and other specialty food ingredients. In addition, as a result of its acquisition of Grupo Industrial Santa Engracia, S.A. de C.V. ("GISE"), UniMark is a major Mexican producer of citrus concentrate, oils and juices. The Company processes and packages its products at ten plants in Mexico, one in California, one in Massachusetts and one in Quebec, Canada. The Company's Mexican and Californian plants are strategically located in major fruit growing regions. The Company utilizes food brokers and distributors to market and distribute its cut fruit products, under the brand names Sunfresh(R), Fruits of Four Seasons(R), Flavor Fresh (TM) and Kledor(R) and under various private labels to supermarket chains, foodservice distributors, wholesale clubs, specialty grocery stores and industrial users throughout the United States and Canada. Under the Jalapeno Sam(R) brand name, the Company also produces guacamole for distribution in the United States. In addition, the Company has developed and utilizes a unique processing method that separates cold-peeled citrus fruit into individual juice-containing "cell-sacs." These cell-sac products are sold to food and soft drink manufacturers in Japan to enhance the flavor and texture of fruit juices and desserts. Sales to the Company's Japanese consumers are facilitated through Japanese trading companies. The Company's citrus concentrate and single strength citrus juices are sold directly to major juice importers and distributors in North America, Europe and the Pacific Rim.

CHAIRMAN'S LETTER

During 1996, we made significant strides in implementing our long-term strategic plan to become the leading vertically-integrated grower, processor, marketer and distributor of niche fruit and other selected agricultural products. During the past year, we encountered several unexpected challenges including a substantial decrease in sales to Japan, higher than anticipated integration and start-up costs associated with our new plant facilities in California and Massachusetts, the drought in Mexico and a substantial decline in orange juice market prices in the fourth quarter. Nevertheless, we have responded positively to these challenges and remain confident in achieving our long-term objectives.

1996 was not only challenging but also very rewarding. We significantly expanded our business, particularly in the foodservice market, through our California and Canada acquisitions and the establishment of operations in the northeast United States. We introduced a new canned product line and made substantial progress in bringing to market our cryogenic individual quick frozen ("IQF") citrus and tropical fruit line as well as a new line of chilled fruit snacks incorporating cell-sacs as a key ingredient. We have continued to expand our pineapple, lemon and Rio Red grapefruit agricultural programs in Mexico and have begun harvesting our first crops of fresh pineapple. We also have become a significant juice and citrus oil processor in Mexico with our acquisition of GISE and the subsequent expansion of its operations.

1996 was indeed a challenging year, but we believe facing these challenges head on has made us stronger and puts us in more control of our future. The key elements of our operating strategy remain as follows:

EXPAND VERTICAL INTEGRATION OF GROWING, PROCESSING, MARKETING AND DISTRIBUTION OPERATIONS. We intend to continue our vertical integration strategy. We believe that by vertically integrating our growing, processing, marketing and distribution operations, we can effectively control the availability, cost and quality of our products.

EXPAND FRUIT GROWING OPERATIONS IN MEXICO. To ensure the availability of the highest quality raw materials, we intend to expand our fruit growing operations in Mexico, utilizing advanced agricultural practices. We believe that Mexico's favorable climate and soil conditions, coupled with competitive labor and land costs, offer significant opportunities to grow high quality fruits in a cost effective manner.

CAPITALIZE ON BRAND AWARENESS AND MARKET PENETRATION. In the retail market, we intend to capitalize on the brand awareness and market penetration attained by Sunfresh(R) brand name products. Utilizing our "Fruit Made Easy(R)" concept, we plan to expand our line of specialty chilled, frozen and canned "ready-to-eat" pre-cut fruit that offers the benefits of healthy, low-fat foods with a multitude of vitamins to the increasingly health conscious consumer. We have developed a line of chilled fruit snack products incorporating citrus cell-sacs as a key ingredient and plan to commence test marketing of this product line in the second quarter of 1997. We have targeted this planned line of fruit snacks toward North American retail and foodservice customers.

EXPAND CUT FRUIT PRODUCTS UTILIZING A CRYOGENIC INDIVIDUAL QUICK FREEZE ("IQF") PROCESS. We have expanded our foodservice and wholesale club businesses by introducing products utilizing a cryogenic IQF process. We believe this cryogenic IQF process allows us to process citrus and tropical fruit at the peak of the season, to preserve the fresh-like texture and taste of the fruit and to distribute these products at a later date.

INTRODUCE CUT FRUIT PRODUCTS UTILIZING A CRYOGENIC INDIVIDUAL QUICK FREEZE PROCESS TO THE JAPANESE MARKET. In 1996, our Japanese sales represented approximately 11.3% of total sales, compared with 32.9% in 1995. While sales to Japan decreased significantly in 1996, we believe that there are significant opportunities in Japan for frozen citrus and tropical fruit products as such products do not contain additives or preservatives, an important feature for entry into the Japanese market.

EXPAND SPECIALTY FOOD INGREDIENTS. We believe that new market opportunities exist in providing customers with specialty food ingredient products that can be derived from processing citrus and tropical fruits. In particular, we intend to maximize the utilization of our raw materials by identifying secondary food ingredient products, such as citrus oils.

EXPAND POSITION AS A LEADING MEXICAN JUICE EXPORTER TO U.S., EUROPEAN AND ASIAN MARKETS. With the acquisition of GISE, the Company is a major Mexican producer of citrus concentrate. Our goal is to expand our position as a leading exporter of high quality Mexican citrus juices to the U.S., European and Asian markets. Because of the high quality of Mexican citrus juice, it is often blended with juices from other citrus producing regions to enhance the quality of these other juices.

Presently, we are spending substantial management time on completing the integration of our 1996 acquisitions and on introduction of our new products. In this regard, we do not anticipate any significant acquisitions in the foreseeable future. Nevertheless, our acquisition strategy remains clearly defined:

ACQUIRE PRODUCTIVE ASSETS IN MEXICO THAT CAN BENEFIT FROM UNIMARK'S INTERNATIONAL DISTRIBUTION AND MARKETING EXPERTISE. Most of our processing facilities are strategically located in Mexico's various fruit growing regions. Our plans are to expand growing and processing operations in Mexico because of Mexico's competitive labor and land costs, ideal climatic conditions for growing citrus and other fruits and vegetables, geographic proximity to the United States and the favorable trade benefits of the North American Free Trade Agreement ("NAFTA"). We believe that present economic conditions in Mexico, particularly high prevailing interest rates and limited availability of equity capital, afford the Company significant acquisition opportunities. In this regard, our acquisition strategy targets processing facilities, agricultural opportunities and other productive assets in Mexico that can benefit from our international distribution and marketing expertise.

ACQUIRE FOOD PROCESSING COMPANIES THAT POSSESS FAVORABLE OPERATING OR DISTRIBUTION SYNERGIES. Our acquisition strategy also targets food processing companies that possess favorable operating or distribution synergies. We believe that by acquiring food processing companies, we can expand our distribution and utilize our low cost source of Mexican fruit and labor.

The future is exciting and challenging. We face it with confidence and determination.

/s/ JORN BUDDE

Jorn Budde
Chairman, C.E.O.

PROPERTIES & FACILITIES

1. Corporate Headquarters (UniMark)
         o Bartonville, Texas
         o 13,000 square feet

2.       ICMOSA Plant
         o Montemorelos, Nuevo Leon
         o 80,000 square feet
         o estimated output -- 19 million lbs.
         o chilled products in all sizes in glass and plastic
         o canned products in #10 and 5 gallon
         o storage and repacking facility with a capacity of 10 million pounds of semi-processed and finished product

3. IHMSA Plant
         o Montemorelos, Nuevo Leon
         o 40,000 square feet
         o estimated output -- 17 million lbs.
         o chilled products in plastic
         o frozen products in all presentations
         o avocado products

4. Simply Fresh Plant
         o Los Angeles, California
         o 45,000 square feet
         o estimated output -- 9.1 million lbs.
         o chilled and pre-cut products of all sizes in plastic jars
         o frozen citrus and grapes

5. San Rafael Plant
         o San Rafael, Veracruz
         o 28,500 square feet
         o estimated output -- 10 million lbs.
         o chilled products in plastic (as raw materials)

6. Villa Azueta Grove
         o Villa Azueta, Veracruz
         o 660 acres
         o located between Isla and Loma Bonita
         o development center for pineapple seedlings

7. Hidalgo Distribution Center
         o Hidalgo, Texas
         o 22,000 square feet
         o products distributed across the U.S. & Canada
         o 1.12 million lbs. storage capacity

8. UniMark Tech Center
         o Cape Coral, Florida
         o 13,000 square feet
         o design, engineering and manufacturing
           of stainless steel machinery


                                    [GRAPH]

GROWING OPERATIONS

The Company processes and packages its products at ten plants in Mexico, one in California, one in Massachusetts and one in Quebec, Canada. The Company's Mexican and Californian plants are strategically located in major fruit growing regions. To ensure the availability of the highest quality raw materials, UniMark intends to expand its fruit growing operations in Mexico, utilizing advanced agricultural practices. UniMark believes that Mexico's favorable climate and soil conditions, coupled with competitive labor and land costs, offer significant opportunities to grow high quality fruits in a cost effective manner.

 9. Deli-Bon Plant
         o Quebec City, Quebec-Canada
         o 16,800 square feet
         o estimated output -- 6 million lbs.
         o chilled products in all sizes of plastic

10. Puebla Plant
         o Tlatlauquitepec, Puebla, Mexico
         o 50,000 square feet
         o estimated output -- 4 million lbs.
         o canned products in all sizes

11. Isla Plant
         o Isla, Veracruz
         o 32,000 square feet
         o estimated output -- 8 million lbs.
         o chilled products in plastic (as raw materials)
         o frozen products (as raw materials)

12. Loma Bonita I Grove
         o Loma Bonita, Oaxaca
         o 190 acres
         o 10,000 white grapefruit trees

13. Las Tunas Grove
         o Isla, Veracruz
         o 120 acres
         o 15,000 grapefruit trees --
           70% white, 30% pink

14. Azteca Grove
         o Montemorelos, Nuevo Leon
         o 144 acres
         o 13,000 grapefruit trees --
           75% white, 25% Rio Red

15. Loma Bonita II Grove
         o Loma Bonita, Oaxaca
         o 625 acres
         o 10,000 existing pink grapefruit trees
         o 10,000 additional rio red grapefruit trees to be planted in 1997
         o 350 acres of pineapple to be planted

16. Azteca Plant
         o Montemorelos, Nuevo Leon
         o 50,000 square feet
         o estimated output -- 6.5 million lbs.
         o chilled products in all sizes of glass and plastic

17. Victoria Juice Plant
         o Cd. Victoria, Tamaulipas
         o 65,740 square feet
         o concentrated citrus juice,
           citrus single strength juice,
           citrus oils

18. Veracruz Juice Plant
         o Poza Rica, Veracruz
         o 22,900 square feet
         o concentrated citrus juice

19. Victoria Groves I and II
         o Cd. Victoria, Tamaulipas
         o 360 total acres
         o 8% orange trees,
         o 92% lemon trees

20. Zamora Plant
         o Zamora, Michoacan
         o 41,000 square feet
         o canned products
         o chilled products in plastic
           (as raw materials)

21. GISE Conference Center
         o Cd. Victoria, Tamaulipas
         o 90,000 square feet
         o 10 acres

22. Flavor Fresh Plant
         o Lawrence, MA
         o 60,000 square feet
         o estimated output -- 10 million lbs.
         o chilled and pre-cut products of all
           sizes in plastic jars

23. Frutalamo Juice Plant
         o Alamo, Veracruz, Mexico
         o 27,710 square feet
         o Concentrated citrus juice

PRODUCTS

The Company's principal products are derived from citrus and tropical fruits. The Company has focused on applying its knowledge of fruit growing and processing with its international marketing and distribution capabilities to develop key product categories. These categories include cut fruits, juices, specialty food ingredients, fresh fruit and other products. The following is a description of each of these categories and their specific products:

                                   [PICTURE]

CUT FRUITS

Under the brand names of Sunfresh(R), Fruits of Four Seasons(R), Kledor(R), Flavor Fresh(TM) and under various private labels, UniMark markets:

CHILLED FRUIT. The chilled fruit line includes mango slices, grapefruit segments, orange segments, pineapple chunks, sliced papaya and a variety of fruit salads. These products are packed for retail, wholesale club and foodservice customers.


IQF CITRUS AND TROPICAL FRUIT. UniMark is expanding its retail and foodservice business by marketing citrus and tropical fruit products utilizing its IQF process. UniMark believes that this IQF process allows it to process citrus and tropical fruit at the peak of the season while preserving the fresh-like texture and taste of the fruit. Using IQF, the frozen line of fruit includes melon, mango, orange, grapefruit, lemon, lime, papaya and pineapple products packed for foodservice and industrial customers.

CANNED FRUIT (SHELF-STABLE). The canned fruit line includes orange segments and grapefruit segments packed for retail, foodservice and industrial customers.

JUICES

The Company, through GISE, markets directly to major industrial users a full line of citrus juice products including citrus concentrates and single strength juices:

CITRUS CONCENTRATE. Citrus juice concentrates are produced from oranges, grapefruits, tangerines, Persian limes and lemons.

SINGLE STRENGTH JUICES. Citrus juices are produced from oranges, grapefruits, tangerines, Persian limes and lemons.

SPECIALTY FOOD INGREDIENTS

UniMark believes that significant market opportunities exist in providing customers with specialty food ingredient products that can be derived from processing citrus and tropical fruits. Presently, UniMark's specialty food ingredients include:

CITRUS CELL-SACS. The Company has developed and utilizes a unique processing method that separates cold-peeled citrus fruit into individual juice-containing cell-sacs. These cell-sac products are sold to food and soft drink manufacturers in Japan to enhance the flavor and texture of fruit juices and desserts.

CITRUS OILS. Citrus oils are extracted from oranges, grapefruits, tangerines, Persian limes and lemons. These oils are primarily used by the Company's customers in beverages, perfumes and other scented products.

FRESH FRUIT

In 1997, the Company began marketing of fresh pineapple under the Simply Fresh(R) brand name.

OTHER

UniMark also produces the following products:

AVOCADO PRODUCTS. Avocado products, including avocado chunks, pulp and guacamole, are packed for sale to retail, wholesale club and foodservice customers under the brand names Jalapeno Sam(R), Sunfresh(R), and Fruits of Four Seasons(R).

CATTLE FEED. The Company recycles citrus by-products, such as peel and pulp, as cattle feed.

NEW PRODUCTS

The Company's new product strategy is to apply its processing expertise to introduce new products as well as extend the line of its existing citrus and tropical fruit products. UniMark has completed development of its chilled fruit snack product line and intends to commence test marketing of this product in the second quarter of 1997. UniMark has targeted this planned line of fruit snacks toward retail and foodservice customers.

                                   [PICTURE]

MARKETING, SALES & DISTRIBUTION

MARKETING

UniMark's marketing department develops brand strategies for the Company's products, including product development, pricing strategy, consumer and trade promotion, advertising, publicity and package design. This department's responsibilities include determining the allocation of resources between consumer and trade spending programs, pricing and profitability analysis, as well as product and packaging designs. UniMark's marketing team is led by a senior vice president and three product managers.

In the retail market, the Company's primary focus has been on the chilled fruit category. UniMark intends to capitalize and strengthen the brand awareness and market penetration attained by its Sunfresh(R) and Flavor Fresh (TM) brands in the United States, the Kledor(R) brand in Canada and the Jalapeno Sam(R) brand with respect to Mexican guacamole dip products.

Under its "Fruit Made Easy(R)" slogan, UniMark's marketing strategy includes continued expansion of its comprehensive line of brand name chilled, frozen and canned "ready-to-eat" pre-cut fruit that offers the benefits of healthy, low-fat foods with a multitude of vitamins to the increasingly health conscious consumer. The Company's marketing objectives include increasing "impulse buying" of its retail products by building greater product visibility through "eye-catching" package designs, innovative rack systems and trial package promotions. In addition, the Company utilizes trade promotions, such as quarterly price allowances, to generate "feature promotion activity" for its products. The Sunfresh(R) product line also receives substantial advertising support in trade publications and national food shows throughout the year.

In the foodservice and wholesale club markets, the focus is on securing market leadership in the chilled fruit category, primarily through private label programs with major foodservice distributors, and a strong branded approach utilizing the Sunfresh(R) and Fruits of Four Seasons(R) labels in the United States, the Kledor(R) brand in Canada and the Jalapeno Sam(R) brand for the Company's guacamole products. Marketing efforts in these channels are directed toward trade usage programs and yearly trade rebates.

                                   [PICTURE]

SALES

UniMark's sales organization consists of five sales management teams primarily focusing on the management of independent food brokers or international representatives that directly interface with the customer. These teams are: retail sales, Japanese sales, wholesale club sales, foodservice sales and Canadian sales. The sales department is led by a senior vice president of sales.

The retail team is led by a senior vice president and consists of four regional managers, each with geographic responsibility for approximately 25 percent of the United States. The Company's Japanese exports are directed by an export sales manager located in Mexico City who deals with agents primarily from Japanese trading companies. In addition, relationships with the Company's Japanese customers are handled by the Company's senior executives. The wholesale club market has one sales manager interfacing directly with key wholesale club distributors. The foodservice team is guided by a vice president of foodservice sales and four regional managers. In addition, the Company employs a national sales manager that handles individual key accounts in foodservice and retail. The Company's Canadian sales team operates out of Les Produits Deli-Bon, Inc. ("Deli-Bon") and is led by the president of Deli-Bon and two district sales managers. Deli-Bon uses a system of independent food brokers throughout Canada, although its primary focus is within the Province of Quebec.

Without giving pro forma effect to the Company's 1996 acquisitions, the following table shows, for the last three years, the amount and percentage of net sales contributed by the various market segments for the Company's products:

===============================================================================

                            YEAR ENDED DECEMBER 31,
                            (Dollars in thousands)


                                    1994                1995                1996
                            Net Sales  Percent  Net sales  Percent  Net Sales   Percent
                            -----------------------------------------------------------
Retail sales                $  9,961    39.3%    $12,537    35.0%    $18,190      27.9%
                            -----------------------------------------------------------
Foodservice sales                962     3.8         861     2.3      15,122      23.2
                            -----------------------------------------------------------
Citrus juice and oil sales        --      --          --      --      12,376      19.0
                            -----------------------------------------------------------
Japan sales                    5,985    23.6      12,116    32.9       7,367      11.3
                            -----------------------------------------------------------
Wholesale club sales           5,073    20.0       7,061    19.2       7,894      12.1
                            -----------------------------------------------------------
Industrial and other sales     3,365    13.3       4,291    11.6       4,289       6.5
                            -----------------------------------------------------------
Total                       $ 25,346   100.0%    $36,866   100.0%    $65,238     100.0%
                            ===========================================================

===============================================================================

RETAIL SALES. UniMark markets its products to more than 200 regional and national supermarket chains and wholesalers throughout the United States and Canada. In conjunction with its own national sales force, UniMark utilizes over 50 independent food brokers and distributors to sell its products.

FOODSERVICE SALES. Sales to the United States government, fast food chains, restaurants, hospitals and other foodservice customers are made either directly to or through foodservice distributors by the Company's foodservice sales force. UniMark intends to expand its foodservice business by introducing additional products utilizing its IQF process, as well as new canned products. The Company believes that the foodservice business segment represents an opportunity for significant future growth.

JAPANESE SALES. UniMark exports a line of pasteurized citrus products and juice-containing citrus cell-sac products to Japan for use in the food and beverage industries. Although sales to industrial customers in Japan are facilitated through Japanese trading companies, the Company maintains direct relationships with its industrial customers. During 1994, 1995 and 1996 sales to the Company's Japanese customers, through Mitsui Foods, Inc., a Japanese trading company, accounted for approximately 19.5%, 27.5% and 8.9%, respectively, of the Company's net sales (without giving pro forma effect to the Company's 1996 acquisitions). UniMark believes that a significant market opportunity exists in Japan for frozen citrus and tropical fruit products because such products do not contain additives or preservatives.

WHOLESALE CLUB SALES. UniMark indirectly sells products to Sam's Wholesale Clubs and other wholesale clubs throughout the United States. During 1994 ,1995 and 1996 indirect sales to Sam's Wholesale Clubs accounted for approximately 18.5%, 17.6% and 8.3%, respectively, of the Company's net sales.

INDUSTRIAL AND OTHER SALES. Industrial and other sales consist primarily of IQF melon ball sales to industrial users in the United States for repacking or further processing. UniMark utilizes an independent food broker to sell its products to industrial users in the United States.

DISTRIBUTION

UniMark operates its own trucking fleet to transport finished cut fruit products from its Mexican processing facilities to its distribution center in Hidalgo, Texas. Deliveries are made to UniMark's customers by independent trucking companies from its distribution center and U.S. and Canada plant facilities. Products exported to Japan are shipped directly from Mexico. GISE transports finished product by common carrier to North American customers. Products to overseas customers are shipped directly in containers.

PROCUREMENT

Currently, a substantial quantity of the fruit processed by the Company is purchased from third parties. However, the Company's Mexican grapefruit growing operations supply over 80% of the Company's grapefruit demand. In addition, the Company purchases grapefruit from growers in the Texas Rio Grande Valley for processing at its ICMOSA plant. For the 1997 growing season, the Company has entered into operating agreements with Mexican growers of melons to supply the Company's anticipated demand for melons. Pursuant to these agreements, the Company supplies the seeds, fertilizer and insecticides and manages the growing operations. The Company has entered into similar agreements with Mexican growers of mangos to supply the Company's anticipated demand for mangos. Substantially all of the oranges and all of the avocados used in the Company's operations are purchased from third-party growers throughout Mexico. In 1996, UniMark purchased "Grade A" pineapple from growers throughout Mexico. UniMark has commenced a significant pineapple growing project. Initial production from this project began in 1997 and UniMark intends to expand this project until 2,400 acres are under cultivation. UniMark believes that production from this project not only will provide UniMark with a high quality supply of pineapples for processing but also will produce a significant amount of pineapple for the North American fresh fruit market.

The Company purchases citrus from growers throughout Mexico. GISE's juice plants are located in the States of Tamaulipas and Veracruz in the heart of Mexico's two major citrus growing regions.

The State of Veracruz, located along the east coast of Mexico, is Mexico's largest orange producing state followed by the neighboring states of Tamaulipas and San Luis Potosi. Citrus from this region is available for processing at GISE's Veracruz facilities early in the season because of this region's southern location. GISE's Cd. Victoria, Tamaulipas plant processes fruit grown primarily in the northeastern region of Mexico. The fruit is transported by common carrier to GISE's plants located in Mexico.

PROCESSING

CUT FRUIT. Upon arrival at the Company's processing plants, the fruit is inspected and washed. On the production line, the fruit is peeled and cut into various presentations (slices, sections, chunks, balls). Following this process, some fruits are further processed into juice-containing cell-sacs. In addition, some processed fruits are frozen utilizing the Company's IQF process. Other processed fruits are transferred directly into bulk storage or final product packaging (pails, jars and cans). After further processing, the juice-containing cell-sacs are canned while the frozen products are packaged in plastic bags or trays. The ICMOSA plant is the Company's main plant and serves as the hub for the Company's other Mexican processing plants, which primarily produce semi-processed product. At the ICMOSA plant, products are labeled and packaged for final shipment. ICMOSA also delivers bulk raw materials to the Company's U.S. and Canada plant facilities for packing into final presentations. Only limited processing takes place at the Canada and Massachusetts facilities. While the Company's California facility relies mostly on raw materials from local growing regions, some raw materials are provided by ICMOSA. The Company cans fruit at its ICMOSA and Puebla plants.

JUICE. GISE's operations are substantially automated. Once the fruit arrives at a plant, it is unloaded onto rollers. The fruit is then washed and inspected. Bruised and damaged fruit is removed by hand and the remaining fruit is then routed to rollers with short needles which extract the oil from the peel. Once the oil is removed, the fruit is sorted by size and sent to slicing and squeezing machines. These machines slice the fruit and squeeze the juice and pulp completely from the peel. The juice is then separated from the pulp and the water is extracted from the juice. Upon further processing, the juice and juice concentrate are stored on site until it is shipped directly to customers.

                                   [PICTURE]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

CONVERSION TO U.S. GAAP

     The Company conducts substantially all of its operations through its wholly owned operating subsidiaries: UniMark Foods, UniMark International, Inc., ICMOSA, GISE, Simply Fresh and Deli-Bon. ICMOSA is a Mexican corporation with its headquarters located in Montemorelos, Nuevo Leon, Mexico, whose principal activities consist of operating seven citrus processing plants and various citrus groves throughout Mexico. GISE is a Mexican corporation with its headquarters located in Victoria, Tamaulipas, Mexico, whose principal activities consist of operating three citrus juice and oil processing plants. ICMOSA and GISE maintain their accounting records in Mexican pesos and in accordance with Mexican generally accepted accounting principles and are subject to Mexican income tax laws. ICMOSA's and GISE's financial statements have been converted to United States generally accepted accounting principles ("U.S. GAAP") and U.S. dollars. Deli-Bon maintains its accounting records in Canadian dollars and in accordance with Canadian generally accepted accounting principles and is subject to Canadian income tax laws.

     Unless otherwise indicated, all dollar amounts included herein are set forth in U.S. dollars in accordance with U.S. GAAP. The functional currency of UniMark and its subsidiaries is the U.S. dollar.

RESULTS OF OPERATIONS

     The following table sets forth certain consolidated financial data expressed as a percentage of net sales for the periods indicated:

                                                        YEAR ENDED DECEMBER 31,
                                                       -------------------------
                                                       1994      1995      1996
                                                       -------------------------
Net Sales                                              100.0%    100.0%    100.0%
Cost of Products Sold                                   70.8      65.6      71.4
                                                       -------------------------
Gross profit                                            29.2      34.4      28.6
Selling, general and administrative expenses            23.2      22.9      27.0
                                                       -------------------------
Income from operations                                   6.0      11.5       1.6
Other income (expense):
  Interest expense                                      (1.9)     (0.9)     (2.2)
  Interest income                                         --       1.3       0.8
  Other                                                  0.3       0.6      (0.3)
                                                       -------------------------
Income (loss) before income taxes and
  extraordinary gain                                     4.4      12.5      (0.1)
Income tax expense (benefit)                             0.4       4.5      (0.4)
                                                       -------------------------
Income before extraordinary gain                         4.0       8.0       0.3
Extraordinary gain, net of applicable income taxes        --        --       0.5
                                                       -------------------------
Net income                                               4.0%      8.0%      0.8%
                                                       =========================

YEARS ENDED DECEMBER 31, 1995 AND 1996

     NET SALES increased 76.7% from $36.9 million in 1995 to $65.2 million in 1996. This increase was primarily due to increases in foodservice sales, the commencement of citrus juice and oil sales and growth in retail sales. Foodservice sales increased from $861,000 in 1995 to $15.1 million in 1996. This increase was primarily a result of the Simply Fresh Acquisition and the addition of new customers. Also in 1996, the Company acquired GISE, a citrus juice and oil processor in Mexico. Citrus juice and oil sales totaled $12.3 million in 1996. Retail sales increased 45.6% from $12.5 million in 1995 to $18.2 million in 1996 primarily as a result of increased distribution and demand for the Company's retail chilled fruit product line.

     The increase in net sales was adversely impacted by a decline in sales of the Company's specialty food ingredient products in the Japanese market. Sales to Japan decreased 38.8% from $12.1 million in 1995 to $7.4 million in 1996 primarily as a result of decreased demand in Japan for the Company's specialty food ingredient products. The Company believes that this decrease in demand was due to a decline in sales of the Japanese products containing the Company's specialty food ingredients and resulting higher than anticipated inventory levels of the Company's specialty food ingredients held by distributors in Japan. Although the Company anticipates a continued decline in sales of its specialty food ingredient products to Japan during fiscal 1997, the Company believes there are significant opportunities in the Japanese market for frozen citrus and tropical fruit products because such products do not contain additives or preservatives, an important feature for entry into the Japanese market.

     GROSS PROFIT as a percentage of net sales decreased from 34.4% in 1995 to 28.6% in 1996. Gross profit on cut fruit sales decreased from 34.4% in 1995 to 31.0% in 1996 while gross profit on citrus juice and oil sales was 18.1% in 1996. The decline in gross profit on cut fruit sales resulted primarily from increased processing costs due to, among other things, lower than anticipated production volume resulting from the decline in Japanese sales, increased raw materials costs and operational inefficiencies associated with the delay in integrating the Company's new facilities into its existing operations. Although the loss of Japanese production volume is anticipated to adversely impact the Company's first quarter 1997 operating results, the Company is taking affirmative steps to replace the lost production volume. In addition, the Company believes that the integration of its newly acquired United States production facilities with its existing operations will be completed in 1997.

     Gross profit on citrus juice and oil sales in 1996 was adversely affected by a significant decline in market prices and increased production costs. During the fourth quarter of 1996, frozen concentrate orange juice futures prices declined approximately 30% primarily as a result of favorable production forecasts from Brazil and Florida. In addition, the Company experienced increased fruit prices and reduced production yields as a result of the drought in northern Mexico in the summer of 1996. While the Company's increased costs of inventories is estimated to adversely impact operations in the first quarter of 1997, citrus juice and oil operating profits are anticipated to improve over the remainder of 1997 because of improved raw material costs.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ("SG&A") as a percentage of net sales increased from 22.9% in 1995 to 27.0% in 1996. This increase is primarily the result of increased sales and marketing expenses associated with the commencement of operations in Massachusetts, and increased general and administrative expenses associated with the Acquisitions. Presently, the Company is consolidating and integrating its United States administrative and accounting functions. This restructuring is expected to positively impact SG&A.

     INTEREST EXPENSE increased from 0.9% of net sales in 1995 to 2.2% in 1996. Actual interest expense increased from $318,000 in 1995 to $1.4 million in 1996. This increase was primarily the result of increased levels of debt necessary to support increased levels of inventory and trade receivables associated with the increase in sales volume and distribution centers.

     INTEREST INCOME of $470,000 was earned in 1995 primarily from the temporary cash investment of proceeds from the exercise of warrants and excess cash balances generated from operations, while $548,000 of interest income was earned in 1996 primarily from the temporary cash investment of proceeds from the Company's secondary public offering .

     A FOREIGN CURRENCY TRANSACTION net gain of $124,000 in 1995 and a net loss of $248,000 in 1996 resulted from the conversion of ICMOSA's and GISE's Mexican financial statements to U.S. GAAP.

     AN EXTRAORDINARY GAIN recognized on the forgiveness of debt in Mexico, net of applicable income and employee profit sharing taxes of $289,000, resulted in a net gain of $330,000 in 1996.

     NET INCOME, as a result of the foregoing, decreased from $2.9 million in 1995 to $543,000 in 1996.

YEARS ENDED DECEMBER 31, 1994 AND 1995

     NET SALES increased 45.5% from $25.3 million in 1994 to $36.9 million in 1995. This increase was due primarily to a 102.4% increase in export sales to Japan from $6.0 million in 1994 to $12.1 million in 1995. The increase in sales to Japan resulted primarily from an expansion of UniMark's Japanese customer base and product lines. In addition, North American retail sales increased 25.9% from $10.0 million in 1994 to $12.5 million in 1995 and wholesale club sales increased 39.2% from $5.1 million in 1994 to $7.1 million in 1995. These increases resulted from, among other things, increased distribution of existing products, the success of its red grapefruit products and the introduction of a one gallon mixed fruit product to the wholesale club market in 1995.

     GROSS PROFIT as a percentage of net sales increased from 29.2% in 1994 to 34.4% in 1995. This increase resulted from reduced processing costs obtained through greater efficiencies and volume. In addition, prices of certain products sold to Japan were increased during 1995 and import duties between Mexico and the U.S. decreased as a result of NAFTA.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ("SG&A") as a percentage of net sales decreased from 23.2% in 1994 to 22.9% in 1995. This reduction is primarily the result of the increased sales volume in 1995. Actual SG&A expenses increased $2.5 million from $5.9 million in 1994 to $8.4 million in 1995. This increase resulted from increased delivery, storage and personnel expenses required to handle the increased sales volume.

     INTEREST EXPENSE decreased from 1.9% of net sales in 1994 to 0.9% in 1995. Actual interest expense decreased $151,000 from $469,000 in 1994 to $318,000 in 1995. This decrease was primarily the result of lower levels of debt and lower interest rates in 1995.

     INTEREST INCOME of $470,000 was earned in 1995 primarily from the temporary cash investment of proceeds from the exercise of warrants and excess cash balances generated from operations.

     OTHER INCOME, net of other expenses was $69,000 in 1994 and $222,000 in 1995. Included in this net total are a foreign currency transaction loss of $16,000 in 1994 and a gain of $124,000 in 1995 resulting from the conversion of ICMOSA's Mexican financial statements to U.S. GAAP.

     NET INCOME, as a result of the foregoing, increased 190% from $1.0 million in 1994 to $2.9 million in 1995.

STATUTORY EMPLOYEE PROFIT SHARING

     All Mexican companies are required to pay their employees, in addition to their agreed compensation benefits, profit sharing in an aggregate amount equal to 10% of net income, calculated for employee profit sharing purposes, of the individual corporation employing such employees. All of UniMark's Mexican employees are employed by its subsidiaries, each of which pays profit sharing in accordance with its respective net income for profit sharing purposes. Tax losses do not affect employee profit sharing. Statutory employee profit sharing expense is reflected in the Company's cost of goods sold and selling, general and administrative expenses, depending upon the function of the employees to whom profit sharing payments are made. The Company's net income on a consolidated basis as shown in the Consolidated Financial Statements is not a meaningful indication of net income of the Company's subsidiaries for profit sharing purposes or of the amount of employee profit sharing.

EXCHANGE RATE FLUCTUATIONS

     The Company procures and processes substantially all of its products in Mexico, through its wholly owned subsidiaries ICMOSA and GISE, for export to the United States, Canada, Europe and Japan. Generally, the cost of citrus procured in Mexico reflects the spot market price for citrus in the United States. All of UniMark's sales are denominated in U.S. dollars. As such, UniMark does not anticipate sales revenues and raw material expenses to be materially affected by changes in the valuation of the peso. Labor and certain other production costs are peso denominated. Consequently, these costs are impacted by fluctuations in the value of the peso relative to the U.S. dollar.

     The Company's consolidated results of operations are affected by changes in the valuation of the Mexican peso to the extent that ICMOSA or GISE has peso denominated net monetary assets or net monetary liabilities. In periods where the peso has been devalued in relation to the U.S. dollar, a gain will be recognized to the extent there are peso denominated net monetary liabilities while a loss will be recognized to the extent there are peso denominated net monetary assets. In periods where the peso has gained value, the converse would be recognized.

     The Company's consolidated results of operations are also subject to fluctuations in the value of the peso as they affect the translation to U.S. dollars of ICMOSA's net deferred tax assets or net deferred tax liabilities. Since these assets and liabilities are peso denominated, a falling peso results in a transaction loss to the extent there are net deferred tax assets or a transaction gain to the extent there are net deferred tax liabilities.

SEASONALITY

     Demand for UniMark's citrus and tropical fruit products is strongest during the fall, winter and spring when seasonal fresh products such as mangos, peaches, plums, and nectarines are not readily available for sale in supermarkets in North America. In addition, a substantial portion of UniMark's exports to Japan is processed and shipped during the first and fourth quarter each year. Management believes UniMark's quarterly net sales will continue to be impacted by this pattern of seasonality.

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1996, cash and cash equivalents totaled $4.3 million, a decrease of $2.0 million from year end 1995. During 1996, operating activities utilized cash of $13.3 primarily to (i) finance an $8.9 million increase in inventories, (ii) finance a $3.9 million increase in receivables and (iii) decrease accounts payable and accrued expenses by $2.3 million. These increases in inventories and receivables are largely a result of the increased sales volume in 1996.

     During 1996, UniMark utilized net cash of $17.9 million in investing activities. Of this amount $13.1 million was expended on plant, equipment and capital improvements. These expenditures primarily consisted of constructing a refrigerated warehouse at ICMOSA, acquiring GISE's leased juice processing facility in Poza Rica, Veracruz, Mexico, installing a new IQF freezing line in Simply Fresh and acquiring additional fruit processing equipment. Further, $2.6 million was utilized in the acquisitions of Deli-Bon, Simply Fresh and GISE. Also, the Company invested approximately $3.0 million in agricultural development.

     In June, 1996, the Company completed a secondary public offering in which it sold 1,677,000 shares of its common stock at $14.50 per share with net proceeds to the Company of approximately $22.2 million. During 1996, UniMark retired its $3.0 million U.S. line of credit with Bank of America and ICMOSA obtained additional, unsecured short-term financing in Mexico with Bancrecer for $3.0 million. At the time of acquisition, GISE had an established $6.0 million short-term line of credit with Rabobank Nederland which has remained in place. The $6.3 million net increase in short-term borrowings in 1996 resulted from utilization of the Rabobank Nederland and Bancrecer credit facilities.

     The Company received cash proceeds of $1.2 million from long-term debt financing in 1996, of which $800,000 was obtained from five year bank financing of the equipment at its Massachusetts plant facility. Cash was utilized to make regularly scheduled payments of long-term debt of $828,000 in 1996.

     In October, 1996, GISE and The Coca-Cola Export Corporation ("Coca-Cola"), an affiliate of The Coca-Cola Company, entered into a ten year Supply Contract, with a ten year renewal option, for the production of Italian lemons. Pursuant to the terms of this Supply Contract, GISE will plant and grow approximately 12,000 acres of Italian lemons for sale to Coca-Cola at pre-determined prices. The Supply Contract requires Coca-Cola to provide, free of charge, 750,000 lemon trees, enough to plant approximately 7,200 acres. In addition, the Supply Contract requires Coca-Cola to purchase all the production from the project. The planting program began in November, 1996 and is scheduled to be completed in February, 2000 with harvesting of the first crops to begin in late 1998. The Company estimates that this project will require capital expenditures of $4.7 million in 1997. The total capital requirements for the project is estimated to be approximately $27.0 million over the next four years. Presently, the Company is exploring various financing alternatives for this project. There can be no assurances that financing for this project can be obtained on acceptable terms, or at all. Although UniMark believes that it could finance the project with anticipated cash flow from operations, the inability to internally finance the project or to obtain third party financing for the project could have a material adverse effect on the Company.

     The Company's future cash requirements for 1997 and beyond will depend primarily upon the level of sales, expenditures for capital equipment and improvements, investments in agricultural projects, the timing of inventory purchases and new product introductions. UniMark believes that anticipated revenue from operations and existing capital resources will be adequate for its working capital requirements for at least the next twelve months.

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

                                                               DECEMBER 31
                                                           -----------------
                                                             1995     1996
                                                           -----------------
ASSETS
Current assets:
  Cash and cash equivalents                                $ 6,286   $ 4,268
  Accounts receivable--trade, net of allowance of $70 in
    1995 and $142 in 1996                                    4,298     9,244
  Accounts receivable--other                                   134       703
  Receivable from related parties                               90       632
  Due from shareholders                                         52        55
  Inventories                                                6,182    19,411
  Income and value added taxes receivable                      824     1,418
  Deferred income taxes                                         81       196
  Prepaid expenses                                             300       771
                                                           -----------------
      Total current assets                                  18,247    36,698
Property, plant and equipment, net of accumulated
  depreciation of $1,449 in 1995 and $2,712 in 1996          7,689    29,177
Deferred income taxes                                          338       373
Goodwill                                                        --     6,787
Identifiable intangible assets                                  --     2,320
Other assets                                                   224     1,328
                                                           -----------------
      Total assets                                         $26,498   $76,683
                                                           =================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings                                    $ 3,545   $12,604
  Current portion of long-term debt                            183     1,114
  Accounts payable--trade                                    4,356     4,466
  Payable to related parties                                    --       106
  Accrued expenses                                             943     2,108
  Income taxes payable                                          13        --
  Deferred income taxes                                      1,726     3,915
                                                           -----------------
      Total current liabilities                             10,766    24,313
Long-term debt, less current portion                           699     4,332
Deferred income taxes                                           55       238
Commitments
Shareholders' equity:
  Common stock, $0.01 par value:
    Authorized shares--20,000,000
    Issues and outstanding shares--5,918,050 in 1995 and
      8,561,333 in 1996                                         59        86
  Additional paid-in capital                                13,035    45,287
  Retained earnings                                          1,884     2,427
                                                           -----------------
      Total shareholders' equity                            14,978    47,800
                                                           -----------------
      Total liabilities and shareholders' equity           $26,498   $76,683
                                                           =================

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)


                                                         Year Ended December 31,
                                                    --------------------------------
                                                      1994        1995        1996
                                                    --------------------------------
Net sales                                           $ 25,346    $ 36,866    $ 65,238
Cost of products sold                                 17,943      24,192      46,612
                                                    --------------------------------
                                                       7,403      12,674      18,626
Selling, general and administrative expenses           5,873       8,423      17,599
                                                    --------------------------------
Income from operations                                 1,530       4,251       1,027
Other income (expense):
  Interest expense                                      (469)       (318)     (1,407)
  Interest income                                         --         470         548
  Foreign currency transaction gain (loss)               (16)        124        (248)
  Other income                                            85          98          21
                                                    --------------------------------
                                                        (400)        374      (1,086)
                                                    --------------------------------
Income (loss) before income taxes and
  extraordinary gain                                   1,130       4,625         (59)
Income tax expense (benefit)                             115       1,678        (272)
                                                    --------------------------------
Income before extraordinary gain                       1,015       2,947         213
Extraordinary gain on forgiveness of debt, net of
  applicable income taxes of $259                         --          --         330
                                                    --------------------------------
Net income                                          $  1,015    $  2,947    $    543
                                                    ================================
Earnings per share
  Income before extraordinary gain:
    Primary                                         $   0.28    $   0.53    $   0.03
                                                    ================================
    Fully diluted                                   $   0.28    $   0.51    $   0.03
                                                    ================================
  Net income:
    Primary                                         $   0.28    $   0.53    $   0.07
                                                    ================================
    Fully diluted                                   $   0.28    $   0.51    $   0.07
                                                    ================================

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(IN THOUSANDS, EXCEPT FOR SHARE AMOUNTS)

                                                                            COMMON  ADDITIONAL PAID-IN   RETAINED
                                                               SHARES       STOCK        CAPITAL         EARNINGS       TOTAL
                                                              ----------------------------------------------------------------
Balance at January 1, 1994                                    3,000,000   $      30     $   2,192       $  (2,078)   $     144
  Shares issued for cash in intial public offering, net of
    offering expenses                                         1,650,000          17         5,216              --        5,233
  Net income                                                         --          --            --           1,015        1,015
                                                              ----------------------------------------------------------------
Balance at December 31, 1994                                  4,650,000          47         7,408          (1,063)       6,392
  Exercise of warrants and options, net of
    offering expenses                                         1,268,050          12         5,627              --        5,639
  Net income                                                         --          --            --           2,947        2,947
                                                              ----------------------------------------------------------------
Balance at December 31, 1995                                  5,918,050          59        13,035           1,884       14,978
  Exercise of warrants and options                               64,250           1           305              --          306
  Shares issued for cash in secondary public offering, net
    of offering expenses                                      1,677,000          17        22,175              --       22,192
  Shares issued in acquisitions of GISE, Simply Fresh and
    Deli-Bon                                                    902,033           9         9,772              --        9,781
  Net income                                                         --          --            --             543          543
                                                              ----------------------------------------------------------------
Balance at December 31, 1996                                  8,561,333   $      86     $  45,287       $   2,427    $  47,800
                                                              ================================================================


See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)


                                                                 YEAR ENDED DECEMBER 31,
                                                           --------------------------------
                                                              1994        1995        1996
                                                           --------------------------------
OPERATING ACTIVITIES
Net income                                                 $  1,015    $  2,947    $    543
Adjustments to reconcile net income to net
  cash (used in) provided by operating activities:
  Depreciation and amortization                                 252         495       1,751
  Deferred income taxes                                        (325)      1,406         408
  Extraordinary gain                                             --          --        (589)
  Changes in operating assets and liabilities:
    Receivables                                              (1,577)     (1,615)     (3,887)
    Inventories                                                 668      (3,280)     (8,927)
    Prepaid expenses                                            (81)       (192)       (351)
    Accounts payable and accrued expenses                    (1,559)      3,615      (2,263)
    Income taxes payable                                        132        (112)        (16)
                                                           --------------------------------
Net cash (used in) provided by operating activities          (1,475)      3,264     (13,331)

INVESTING ACTIVITIES
Acquisition of Deli-Bon, GISE and Simply Fresh Shares,
  net of cash acquired                                           --          --      (2,590)
Net decrease (increase) in amounts due from shareholders         71          21          (3)
Purchases of property, plant and equipment                   (1,218)     (5,209)    (13,158)
Increase in identifiable intangible assets                       --          --        (919)
Net increase in other assets                                    (72)        (14)     (1,194)
                                                           --------------------------------
Net cash used in investing activities                        (1,219)     (5,202)    (17,864)

FINANCING ACTIVITIES
Net proceeds from the issuance of stock                       5,233       5,639      22,498
Net (decrease) increase in short-term borrowings             (1,535)      2,305       6,303
Proceeds from long-term debt                                     --          --       1,204
Payments of long-term debt                                     (511)       (523)       (828)
                                                           --------------------------------
Net cash provided by financing activities                     3,187       7,421      29,177
                                                           --------------------------------

Net increase (decrease) in cash and cash equivalents            493       5,483      (2,018)
Cash and cash equivalents at beginning of year                  310         803       6,286
                                                           --------------------------------
Cash and cash equivalents at end of year                   $    803    $  6,286    $  4,268
                                                           ================================
SUPPLEMENTAL CASH FLOW INFORMATION
  Interest paid                                            $    473    $    289    $  1,049
                                                           ================================
  Income taxes paid (received)                             $     74    $    521    $    (98)
                                                           ================================


See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

     DESCRIPTION OF BUSINESS: The Company is in the business of growing, processing, marketing and distributing niche citrus and tropical fruit products, including chilled and canned cut fruits, citrus juices and oils and other specialty food ingredients.

     During 1996, the Company acquired Les Produits Deli-Bon Inc. (Deli-Bon), a Quebec, Canada fruit processor; Grupo Industrial Santa Engracia, S.A. de C.V.
(GISE), a Mexican citrus juice and oil processor; and Simply Fresh Fruit, Inc. (Simply Fresh), a Los Angeles, California fruit processor and distributor. See
Note 2 - Acquisitions.

     The UniMark Group, Inc. ("the Company") was incorporated in the state of Texas on January 3, 1992. During the period from January 3, 1992 (inception) through December 31, 1992, 3,000,000 shares of the Company's common stock were exchanged for the issued and outstanding common shares of UniMark Foods, Inc., which was owned by the same shareholders as the Company. Since the companies were under common control, the transaction was accounted for using historical costs. Additionally, 800 shares of common stock of UniMark International, Inc. were acquired for $800 during that same period, giving the Company an 80% interest which was increased to a 100% interest with the acquisition of the remaining 200 shares during 1994. On August 11, 1994, 1,300,950 shares of the Company's common stock were exchanged for all of the issued and outstanding common shares of Industrias Citricolas de Montemorelos, S.A. de C.V. ("ICMOSA"), a Mexican corporation. The transaction was accounted for in a manner similar to a pooling-of-interests using historical costs and, accordingly, the accompanying financial statements include the accounts and operations of ICMOSA for all periods prior to the stock exchange.

     PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of The UniMark Group, Inc. and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated.

     FOREIGN OPERATIONS: A significant portion of the Company's operations are located in Mexico and a significant portion of the Company's fruit is procured in Mexico. In addition, substantially all of the Company's Mexican employees are affiliated with labor unions. As is typical in Mexico, wages are renegotiated every year while other terms are negotiated every two years. Recently, Mexico has faced turbulent political and economic times. Should political unrest spread or political leadership or other causes vastly change economic conditions in Mexico, the Company's operations could be adversely affected.

     USE OF ESTIMATES: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     CASH EQUIVALENTS: The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

     CONCENTRATION OF CREDIT RISK: The Company manufactures and sells niche citrus and tropical fruit products, citrus juices and oils and other specialty food ingredients to customers in the foodservice and retail industries in the United States, Europe, Canada and Japan. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Trade receivables generally are due within 30 days. Credit losses have been within management's expectations. A significant portion of sales is made to two customers. One customer accounted for 19.5%, 27.5% and 8.9% and another customer accounted for 18.5%, 17.6% and 8.3% of the Company's net sales for the years ended December 31, 1994, 1995 and 1996, respectively.

     ADVERTISING COSTS: The Company expenses advertising costs as incurred. Advertising expense was $108,000, $137,000 and $528,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

     INVENTORIES: Inventories held in the United States and Canada are carried at the lower of cost or market using the first-in, first-out method. Mexican inventories are valued at the lower of cost or market using average cost.

     PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at cost. Depreciation is computed by the straight-line method over the following lives:


                   Building                      20 years
                   Machinery and equipment       5-12.5 years
                   Transportation equipment      5-7 years
                   Computer equipment            4-7 years
                   Office equipment              5-10 years
                   Automobiles                   3-5 years


     The Company reviews its property, plant and equipment and other non-current assets for impairment when changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is measured as the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset less disposal costs.

     FOREIGN CURRENCY TRANSACTIONS: The functional currency of the Company and its subsidiaries is the United States dollar. Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transaction. Assets and liabilities denominated in foreign currency are remeasured to dollars at the prevailing exchange rate as of the balance sheet date. Exchange rate differences are reflected in the current year's operations.

     INCOME TAXES: Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     EARNINGS PER SHARE: Earnings per share are calculated based on the weighted average number of common and common equivalent shares outstanding during each period. In 1995, the modified treasury stock method was utilized to measure the dilutive effect of options and warrants.

     In 1994, outstanding stock options and warrants were antidilutive and the weighted average number of common shares used in this calculation was 3,642,000. In 1995 and 1996, the weighted average number of common and common equivalent shares used in the primary and fully diluted calculations were 5,609,000 and 5,805,000, and 7,643,000 and 7,645,000, respectively. For purposes of the 1995 net income per share computation, net income was adjusted for the pro forma reduction of interest expense, net of income taxes, resulting from the assumed use of warrant and option proceeds to reduce outstanding debt.

     Part of the proceeds from the Company's initial public offering were applied to retire $1,535,000 of short-term debt. Had the retirement taken place at the beginning of 1994, net income per common share for 1994 would have been $0.27, based upon a weighted average number of shares of common stock outstanding of 3,938,000.

NOTE 2 ACQUISITIONS

     On January 3, 1996, the Company acquired, in a purchase transaction, all of the outstanding shares of capital stock of Les Produits Deli-Bon, Inc. (Deli-Bon), a Quebec corporation that principally processes and sells fruit salads to the food service industry in Canada. The total consideration given for the purchase of the shares included approximately (i) $787,000 in cash,
(ii) a $49,000 six month promissory note and (iii) 28,510 shares of common stock for an aggregate purchase price of $1.5 million. The Company's consolidated statement of operations for the year ended December 31, 1996 includes the results of operations of Deli-Bon since the date of the acquisition. The excess purchase price over the estimated fair value of the net assets acquired was $303,000 and is being amortized using the straight-line method over twenty years. Accumulated amortization was $14,000 at December 31, 1996.

     On May 9, 1996, the Company acquired all of the outstanding shares of capital stock of Simply Fresh Fruit, Inc. (Simply Fresh), in exchange for (i) $2,500,000 cash, (ii) 90,909 shares of Unimark common stock and (iii) five-year covenants not to compete totaling $1,000,000 in a purchase transaction for an aggregate purchase price of $5.0 million. Simply Fresh is a fruit processing and distribution company located in Los Angeles, California. The Company's consolidated statement of operations for the year ended December 31, 1996 includes the results of operations of Simply Fresh since April 1, 1996, the effective date of the acquisition. The excess purchase price over the estimated fair value of the net assets acquired was $3,359,000 and is being amortized using the straight-line method over forty years. Accumulated amortization was $63,000 at December 31, 1996.

     In addition, price protection exists on the shares issued in the Deli-Bon and Simply Fresh acquisitions whereby the Company is required to issue additional shares (or cash at its discretion) to the sellers in the event of a decline in the public market value of the UniMark shares below an established level during the period in which the sellers' shares are restricted from trading.

     Also on May 9, 1996, the Company acquired all of the outstanding shares of capital stock of Grupo Industrial Santa Engracia, S.A. de C.V. (GISE), in exchange for 782,614 shares of common stock in a purchase transaction representing a purchase price of $12 million. In addition, Unimark agreed to pay up to an additional $8.0 million during the next four years if GISE achieves certain financial operating targets. GISE operates three juice plants in the heart of major citrus growing regions in Mexico. The Company's consolidated statement of operations for the year ended December 31, 1996 includes the results of operations of GISE since April 1, 1996, the effective date of the acquisition. The excess purchase price over the estimated fair value of the net assets acquired was $3,264,000 and is being amortized using the straight-line method over forty years. Accumulated amortization was $61,000 at December 31, 1996.

     The following unaudited pro forma summary presents the consolidated results of operations of the Company as if the GISE and Simply Fresh acquisitions had occurred at the beginning of each year (in thousands, except for per share amounts).


                                                YEAR ENDED DECEMBER 31,
                                              --------------------------
                                                 1995          1996
                                              --------------------------
                                                    (UNAUDITED)
        Revenue                                $  62,374      $ 70,743
        Income before extraordinary gain           4,502           649
        Net Income                                 4,502           979
        Net income per share (fully diluted)   $     .67      $    .12

     The above amounts are based upon certain assumptions and estimates which the Company believes are reasonable. The pro forma results do not necessarily represent results which would have occurred if acquisitions had actually taken place at the date and on the basis assumed above.

     In August, 1996, the Company commenced plant operations in Lawrence, Massachusetts after purchasing certain assets in a secured party sale from Fleet National Bank and entering into a lease agreement with Gato Realty Trust for a fruit processing facility. The Company purchased certain inventory, equipment, vehicles and intangible assets for a total cash consideration of approximately $2.4 million. In addition, the Company entered into a lease agreement for a plant facility with an initial lease term of six years and monthly rental payments of $18,000. The Company also paid initial lease costs of approximately $337,000 in cash.

NOTE 3 INVENTORIES

Inventories consist of the following:

                                                     DECEMBER 31,
                                              --------------------------
                                                 1995          1996
                                              --------------------------
                                                    (IN THOUSANDS)
        Finished goods                         $   4,594      $ 12,332
        Advances to suppliers and orchards           703         4,134
        Raw materials and supplies                   885         2,945
                                              --------------------------
               Total                           $   6,182      $ 19,411
                                              ==========================

NOTE 4 PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment, at cost, consists of the following:



                                                         DECEMBER 31,
                                                      -----------------
                                                       1995      1996
                                                      -----------------
                                                        (IN THOUSANDS)
                    Land                              $   256  $  1,084
                    Construction in progress            2,243     2,775
                    Buildings and improvements          2,621     9,364
                    Machinery and equipment             4,018    18,666
                                                      -----------------
                    Finished goods                      9,138    31,889
                    Accumulated depreciation            1,449     2,712
                                                      -----------------
                    Total                             $ 7,689  $ 29,177
                                                      =================



     Depreciation expense was $196,000, $431,000 and $1,263,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

NOTE 5 IDENTIFIABLE INTANGIBLE ASSETS

       Identifiable intangible assets consist of the following:

                                                          December 31,
                                                         --------------
                                                              1996
                                                         --------------
                                                         (IN THOUSANDS)
                    Covenants not to compete                  $1,508
                    Tradename                                    704
                    Other                                        486
                                                              ------
                                                               2,698
                     Less accumulated amortization               378
                                                              ------
                                                              $2,320
                                                              ======


     The covenants not to compete relate to the agreements with the former owners of acquired businesses and are being amortized on a straight-line basis over the five-year terms of the agreements. The tradename relates to the Flavor Fresh brand name and is being amortized on a straight-line basis over twenty years.

NOTE 6 SHORT-TERM BORROWINGS

     ICMOSA has a revolving line-of-credit arrangement with a bank for short-term dollar denominated debt in Mexico of up to $6.0 million collateralized by accounts receivable from export sales to Japan and inventories. This line of credit commitment, which had an outstanding balance of $5.1 million at December 31, 1996, has no scheduled maturity but is reviewed annually for renewal. In addition, ICMOSA has unsecured short-term bank loans outstanding of $3.0 million at December 31, 1996.

     GISE has a revolving line-of-credit arrangement with a bank for short-term dollar denominated debt in Mexico of up to $6.0 million collateralized by accounts receivable from export sales and inventories. This line of credit commitment, which had an outstanding balance of $3.9 million at December 31, 1996, has no scheduled maturity but is reviewed annually for renewal. GISE has additional short-term bank loans outstanding of approximately $583,000 at December 31, 1996.

     The weighted average interest rate on short-term borrowings as of December 31, 1996 was 8.6%.

NOTE 7 LONG-TERM DEBT

      Long-term debt consists of the following:

                                                                                                             DECEMBER 31,
                                                                                                        ---------------------
                                                                                                           1995       1996
                                                                                                        ---------------------
                                                                                                            (IN THOUSANDS)
Non-compete covenant obligations totaling $1.5 million, discounted at 9%                                   $ --      $1,327
Note payable to bank, collateralized by plant and equipment in Mexico; principal  and interest
  at 18.5% payable monthly; unpaid principal and interest due November 25, 2004                              --       1,243
Note payable to bank, collateralized by machinery and equipment in the United States; principal and interest at 8.66% payable in monthly installments of $16,475; unpaid principal and interest
  due January 1, 2002                                                                                        --         800
Note payable to bank, collateralized by plant and equipment in Mexico; principal and interest at
  Libor 8% payable monthly; unpaid principal and interest due December 30, 2001                              --         759
Note payable to bank, collateralized by land and building and improvements in Mexico; principal payable semi-annually, interest at 13.25% to 15.5% payable monthly; unpaid principal due
  May 17, 2005                                                                                              635         546
Note payable to bank, collateralized by machinery and equipment in the United States; principal and interest at prime plus 1.5% payable in monthly installments of $6,250; unpaid principal and interest
  due May 1, 2000                                                                                            --         250
Note payable to bank, collateralized by machinery and equipment in the United States; principal and interest at prime plus 1.5% payable in monthly installments of $6,250; unpaid principal and interest
  due May 15, 1999                                                                                           --         145
Other notes payable                                                                                         247         376
                                                                                                        ---------------------
                                                                                                            882       5,446
                                                                                                            183       1,114
                                                                                                        ---------------------
Less current portion                                                                                       $699      $4,332
                                                                                                        =====================


     Certain of the loan contracts establish restrictions and obligations with respect to the application of funds and require maintenance of insurance of the assets and timely presentation of financial information.

     All long-term debt at December 31, 1996 is U.S. dollar denominated except for $1,243,000 which is Mexican peso denominated and $91,000 which is Canadian dollar denominated.

     Based on interest rates provided by the Company's long-term debt and the floating rates provided on its short-term borrowings, the Company believes the carrying amounts of its short and long-term debt approximate their fair value.


         Maturities of long-term debt are as follows:

                                                        (IN THOUSANDS)
                                                        --------------
                                            1997            $1,114
                                            1998             1,094
                                            1999               943
                                            2000               921
                                            2001               696
                                            Thereafter         678
                                                        --------------
                                                            $5,446
                                                        ==============


NOTE 8 RELATED PARTY TRANSACTIONS

     Effective January 2, 1995, the Company entered into a five year operating agreement with Industrias Horticolas de Montemorelos, S.A. de C.V. ("IHMSA") to operate a freezing plant located in Montemorelos, Nuevo Leon, Mexico. Pursuant to the terms of the operating agreement, the Company is obligated to pay IHMSA an operating fee sufficient to cover the interest payments on IHMSA's existing outstanding debt (approximately $4.6 million). The Company is responsible for all raw material and operating costs and the sale of the finished goods produced at the IHMSA plant. Payments made pursuant to the operating agreement were $347,000 and $116,000 during the years ended December 31, 1995 and 1996, respectively. The Vaquero family owns collectively an approximate 8% interest in IHMSA. Certain members of the Vaquero family are officers, shareholders and directors of the Company. During the five year term of the operating agreement, the Company has the right of first refusal to buy the IHMSA facility at its then fair market value.

     Effective July 1, 1995, the Company entered into a ten year operating agreement with Empacadora de Naranjas Azteca, S.A. de C.V. ("Azteca"), to operate a processing plant in Montemorelos, Nuevo Leon, Mexico. The operating agreement provides for payments in the amount of (i) interest on existing debt of approximately $220,000 with credit institutions, (ii) asset tax and (iii) annual property tax. Prior to this time, Azteca "co-packed" chilled grapefruit sections and mango slices for the Company. During the six-month period ended June 30, 1995, Azteca co-packed approximately $1.4 million of fruit for the Company. The Vaquero family owns collectively an approximate 14.3% interest in Azteca. Payments made pursuant to the operating agreement were $143,000 and $1,000 during the years ended December 31, 1995 and 1996, respectively. During the term of the operating agreement, the Company has the right of first refusal to buy the Azteca facility at its then fair market value.

     The Company purchased certain of its products and services directly from Azteca and other entities affiliated with its shareholders. The receivable from related parties at December 31, 1996 is for goods purchased by the Company on behalf of IHMSA and Azteca.

     Transactions with related parties are as follows:

                                                      YEAR ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1994      1995      1996
                                                   ----------------------------
                                                           (IN THOUSANDS)
                               Sales               $  304     $  379    $   --
                                                   ============================
                               Purchases           $4,704     $2,016    $   --
                                                   ============================


     In November, 1995, the Company entered into a lease agreement with Loma Bonita Partners, a Texas general partnership, for approximately 200 hectares (494 acres) of land located in Loma Bonita, Veracruz, Mexico for the development of citrus groves. The lease commenced in December, 1995 and expires in ten years. Loma Bonita Partners is owned equally by two officers, who are also directors and shareholders of the Company. The Company believes that said lease agreement is on terms no less favorable to the Company than would be available from unrelated third parties. Rent expense on this lease was $5,670 and $68,870 for the years ended December 31, 1995 and 1996, respectively.

     P&C Services, Inc. (P&C) is a California corporation owned by officers and management of Simply Fresh that leases the hourly plant employees to Simply Fresh. Payments made to P&C during 1996 amounted to approximately $1.0 million. The balance payable to P&C at December 31, 1996 represents non-interest bearing cash advances from P&C to Simply Fresh.

     Receivable and payable balances with related parties are as follows:


                                                                  December 31,
                                                                ----------------
                                                                 1995     1996
                                                                ----------------
                                                                 (IN THOUSANDS)
Accounts receivable:
   Empacadora de Naranjas Azteca, S.A. de C.V. (Azteca)           $--    $221
   Industrias Horticolas de Montemorelos, S.A. de C.V. (IHMSA)     90     320
   Other                                                           --      91
                                                                ----------------
Accounts payable:
   P&C Services, Inc.                                             $90    $632
                                                                ================
   Industrias Horticolas de Montemorelos, S.A. de C.V. (IHMSA)    $--    $103
                                                                   --       3
                                                                ----------------
                                                                  $--    $106
                                                                ================


     The balance due from shareholders at December 31, 1996 represents unsecured advances and unsecured notes receivable made to shareholders. These advances and notes receivable are payable on demand and bear interest at 0% and 10%, respectively.

     The Company operates a 144 acre grapefruit grove located close to the ICMOSA plant in Montemorelos pursuant to a ten year operating agreement that expires in 2000. Per the agreement, the Company operates the grove and purchases all the grapefruit produced at a formula price tied to purchases from unrelated third parties. The grove is owned by a partnership that consists primarily of shareholders of Azteca. The Vaquero family owns a 14.3% interest in this partnership. The Company believes that said arrangement is on terms no less favorable to the Company than would be available from unrelated third parties.

     The Company leases its corporate office facility from a company owned by the Company's president, who is also a shareholder of the Company. Rent expense on this lease was $36,000, $36,000 and $98,250 for the years ended December 31, 1994, 1995 and 1996, respectively.

     During 1994, 1995 and 1996, the Company paid Jordaan, Howard and Pennington, PLLC amounts of $84,546, $106,145 and $299,723, respectively, for legal services rendered. Mr. Jordaan, a director of the Company, is a member of Jordaan, Howard & Pennington, PLLC.

NOTE 9 LEASES

     The Company leases buildings, various plant facilities, certain equipment and citrus groves under operating leases. The Isla plant lease is for a period of ten years, expiring in 2005, and contains a purchase option through July 1, 1998 for $850,000. The San Rafael plant lease is for a period of nine years, expiring in 2003, and contains the right of first refusal to purchase the facility at its then fair market value. The Simply Fresh plant lease is for a period of ten years, expiring in 2004, and contains a purchase option exercisable from August 15, 1996 through August 14, 1998 for $4.5 to $4.75 million. The plant lease for the Lawrence, MA facility is for an initial period of six years, expiring in 2002, and contains a purchase option exercisable during the term of the lease for the then fair market value of the property. The Company has under lease approximately 926 acres of citrus groves in Mexico for periods of ten to fifteen years expiring in 2005 and 2010.

     As described in Note 7, the Company leases its corporate office facility and a 494 acre citrus grove from related parties. The related party building lease expires in 2000, but its term may be renewed for a five-year period. The related party 494 acre citrus grove lease expires in 2005.

     Future minimum payments under non-cancelable operating leases with initial terms of one year or more at December 31, 1996, consist of the following:



                              RELATED
                              PARTIES      OTHER       TOTAL
                              -------------------------------
                                       (IN THOUSANDS)
                  1997           $189           $ 922  $1,111
                  1998            189             864   1,053
                  1999            189             796     985
                  2000            189             806     995
                  2001             78             667     745
                  Thereafter      312           1,825   2,137


     Rent expense was $120,000, $670,000 and $1,159,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

NOTE 10 INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1995 and 1996 are as follows:


                                                       DECEMBER 31,
                                                     ----------------
                                                      1995     1996
                                                     ----------------
                                                     (IN THOUSANDS)
          Deferred tax assets:
             Net operating loss carry forwards        $   --   $1,132
             Inventories                                 140      200
             Asset tax credit                            111      975
             Credit available to offset Mexican tax       --      192
             Accrued expenses                             --      156
             Other                                       168      171
                                                     ----------------
          Total deferred tax assets                   $  419   $2,826
                                                     ================
          Deferred tax liabilities:
             Depreciation                             $   40   $2,251
             Inventories                               1,726    4,003
             Other                                        15      156
                                                     ----------------
          Total deferred tax liabilities              $1,781   $6,410
                                                     ================


Income before income taxes relating to operations in the United States and Mexico is as follows:


                                   YEAR ENDED DECEMBER 31,
                              ----------------------------------
                                1994         1995         1996
                              ----------------------------------
                                        (IN THOUSANDS)
               United States    $  656      $  364       $(2,749)
               Mexico              474       4,261         2,690
                              ----------------------------------
                                $1,130      $4,625       $   (59)
                              ==================================


The components of the provision for income taxes include the following:


                                        YEAR ENDED DECEMBER 31,
                                   ----------------------------------
                                     1994         1995         1996
                                   ----------------------------------
                                             (IN THOUSANDS)
           U.S. federal - current    $ 180       $  198        $(386)
           U.S. state - current         25           31          (48)
           U.S. deferred                36          (32)        (488)
                                   ----------------------------------
                                       241          197         (922)
                                   ----------------------------------
           Foreign - current            --           43          127
           Foreign - deferred         (126)       1,438          523
                                   ----------------------------------
                                      (126)       1,481          650
                                   ----------------------------------
                                     $ 115       $1,678        $(272)
                                   ==================================


Principal reconciling items from income tax computed at the U.S. statutory rate of 34% are as follows:


                                                 YEAR ENDED DECEMBER 31,
                                            ----------------------------------
                                              1994         1995         1996
                                            ----------------------------------
                                                      (IN THOUSANDS)
 Provision at 34% statutory rate              $ 384          $1,573     $ (20)
 State income tax (net of federal benefit)       16              21      (103)
 Permanent differences                           --              --      (438)
 Effect of foreign rates                       (287)            273         3
 Other                                            2              22       286
 Decrease in valuation allowance                 --            (211)       --
                                            ---------------------------------
                                              $ 115          $1,678     $(272)
                                            =================================

     The Company has a net operating loss carryforward in the United States of $1,056,000 which expires in 2011 and in Mexico of $2,166,000 which begin to expire in 2006. The Mexican subsidiaries have asset tax credits totaling $975,000 available to offset Mexican income tax which begin to expire in 1999. One Mexican subsidiary also has a job creation credit of $192,000 available to offset income tax in Mexico, which will expire in 2006.

NOTE 11 STOCK OPTIONS

In 1994, the Company adopted an employee stock option plan and an outside director stock option plan ("the Plans"). The Plans authorize the Board of Directors to grant options to employees and consultants of the Company and to outside directors of the Company to purchase up to 480,000 shares of common stock under the employee stock option plan and 100,000 shares for the outside directors stock option plan. The terms and the vesting period of any option granted under the Plans is fixed by the Board of Directors at the time the option is granted, provided that the exercise period may not be greater than 10 years from the date of grant. The exercise price of any option granted under the employee stock option plan shall not be less than 100% and 85% of the fair market value of the stock on the date of the grant for Incentive Stock Options and Nonstatutory Stock Options, as defined, respectively. The exercise price of any option granted under the outside directors stock option plan shall not be less than 100% of the fair market value of the stock on the date of the grant. The Company reserved 480,000 and 100,000 shares for issuance pursuant to the employee stock option plan and the outside directors stock option plan, respectively.


                                                                                EMPLOYEE STOCK          OUTSIDE DIRECTORS STOCK
                                                                                 OPTION PLAN                  OPTION PLAN
                                                                        ----------------------------   ---------------------------
                                                                                    WEIGHTED AVERAGE              WEIGHTED AVERAGE
                                                                                        EXERCISE                       EXERCISE
                                                                          OPTIONS        PRICE           OPTIONS        PRICE
                                                                        ----------------------------   ---------------------------
   Granted during 1994                                                    220,000        $ 3.50             60,000     $ 3.50
                                                                        ---------                      -----------
Options outstanding, December 31, 1994                                    220,000          3.50             60,000       3.50
   Granted                                                                163,000          4.61              7,500       7.13
   Exercised                                                               (5,000)         3.50                 --         --
                                                                        ---------                      -----------
Options outstanding, December 31, 1995                                    378,000          3.98             67,500       3.90
   Granted                                                                 12,500         11.30              7,500      17.00
   Exercised                                                              (23,500)         3.50             (7,000)      3.50
   Forfeited
Options outstanding, December 31, 1996                                     (5,000)         3.50                 --         --
                                                                        ---------                      -----------
Exercisable at December 31,                                               362,000          4.27             68,000       5.39
                                                                        =========                      ===========
   1994                                                                        --            --             60,000     $ 3.50
   1995                                                                    50,000        $ 3.50             67,500     $ 3.90
   1996                                                                   117,250        $ 3.89             68,000     $ 5.39
Weighted - average fair  value of options granted during years ended:
   December 31, 1995                                                      $  1.87                           $ 2.60
   December 31, 1996                                                      $  4.51                           $ 6.27


     Exercise prices for employee options outstanding as of December 31, 1996 ranged from $3.50 to $12.25. The weighted-average remaining contractual life of those options is 2.5 years. Exercise prices for outside directors options outstanding as of December 31, 1996 ranged from $3.50 to $17.00. The weighted-average remaining contractual life of those options is 2.3 years. All options granted under the outside directors stock option plan are immediately exercisable and the options issued to employees during 1995 and 1996 vest ratably over four years.

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee and outside director stock options because, as discussed below, the alternative fair value accounting provided for under Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" (FASB 123), requires use of option valuation models that were not developed for use in valuing stock options. Under APB 25, because the exercise price of the Company's stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net income and earnings per share is required by FASB 123 and has been determined as if the Company had accounted
for its stock options under the fair value method of that statement.   The fair
value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1995 and 1996, respectively: risk-free interest rates of 7.0% and 5.7%; dividend yields of 0% and 0%; volatility factors of the expected market price of the Company's common stock of .45 and .45; and a weighted-average expected life of the option of 3.9 and 3.5 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands, except for per share amounts):


                                               YEARS ENDED DECEMBER 31,
                                             --------------------------
                                                 1995          1996
                                             ------------  ------------
           Pro forma net income                 $2,872           419
           Pro forma earnings per share:
               Primary                          $ 0.51         $   0
               Fully diluted                    $ 0.50         $0.06


     Because FAS 123 is applicable only to options and stock-based awards granted subsequent to December 31, 1994, its proforma effect will not be fully reflected until 1998.

NOTE 12 CAPITAL STOCK

     On August 11, 1994, the Company completed an initial public offering of 550,000 units consisting of a total of 1,650,000 shares of its common stock and 1,100,000 Redeemable Common Stock Purchase Warrants ("the Warrants"). The Warrants were transferable separately from the common stock and entitled the holder to purchase one share of the Company's common stock at an exercise price of $4.50 per share at any time until the fifth anniversary of the offering. Commencing February 11, 1995, the Company could redeem some or all of the Warrants at a call price of $0.05 per Warrant upon 30 days prior notice when the closing bid quotation of the common stock had equaled or exceeded $6.75 for ten consecutive trading days. The Company reserved 1,100,000 shares for issuance upon the exercise of the Warrants.

     On June 8, 1995 the Company notified all registered holders of the Warrants of its intention to redeem all of the outstanding Warrants by July 21, 1995. The Company issued 1,099,990 shares of common stock on the exercise of a like amount of the Warrants with gross proceeds to the Company of $4,949,955.

     In conjunction with the initial public offering on August 11, 1994, the Company issued warrants to its underwriting representatives ("the Representatives' Warrants") to purchase up to 55,000 units consisting of a total of 165,000 shares of its common stock and 110,000 Redeemable Common Stock Purchase Warrants. The Representatives' Warrants are exercisable for a period of five years from the offering date at a price per unit of $15.00. The Company reserved 275,000 shares for issuance upon the exercise of the Representatives' Warrants and the underlying Redeemable Common Stock Purchase Warrants. During 1995, the Company issued 163,060 shares of common stock on the exercise of 32,612 Representatives' Warrants and the 65,224 underlying Redeemable Common Stock Purchase Warrants with gross proceeds to the Company of $782,688. During 1996, the Company issued 33,750 shares of common stock on the exercise of 6,750 Representatives' Warrants and the 13,500 underlying Redeemable Common Stock Purchase Warrants with gross proceeds to the Company of $162,000. At December 31, 1996 there were 15,638 Representatives' Warrants outstanding.

     On June 14, 1996, the Company completed its second public offering whereby it sold 1,677,000 shares of its common stock at $14.50 per share with net proceeds to the company of $22.2 million.

NOTE 13 RESTRICTIONS ON RETAINED EARNINGS

     Under Mexican Commercial Law, 5% of each year's Mexican income must be allocated to a legal reserve until such reserve reaches 20% of the Company's capital stock amounts. ICMOSA's and GISE's capital stock amounts were $2,151,000 and $1,823,000, respectively, at December 31, 1996. This reserve cannot be distributed to the shareholders except in the form of stock dividends.

     Under the terms of the U.S. line of credit agreement with a bank, the Company may not declare or pay any dividends on its shares without the bank's prior written consent.

NOTE 14 SEGMENT AND GEOGRAPHIC INFORMATION

     The Company's operations involve a single industry segment; growing, processing, marketing and distributing citrus and tropical fruit products, including chilled and canned cut fruits, citrus juices and oils, and other specialty food ingredients. Financial information, summarized by geographic location, is as follows:


                                                UNITED STATES
                                                 AND CANADA    MEXICO     ELIMINATIONS    CONSOLIDATED
                                                ------------------------------------------------------
                                                                      (IN THOUSANDS)
Year Ended December 31, 1994:
 Sales to unaffiliated customers                  $19,101      $ 6,245         $     --       $25,346
 Transfers between geographic areas                    --        7,574           (7,574)           --
                                                -----------------------------------------------------
 Total revenue                                    $19,101      $13,819         $ (7,574)      $25,346
                                                =====================================================
 Operating profit                                 $   656      $   497         $    (23)      $ 1,130
                                                =====================================================
 Identifiable assets                              $ 4,976      $ 6,277         $    (77)      $11,176
                                                =====================================================
Year ended December 31, 1995:
 Sales to unaffiliated customers                  $23,898      $12,968               --       $36,866
 Transfers between geographic areas                    --       12,937         $(12,937)           --
                                                -----------------------------------------------------
 Total revenue                                    $23,898      $25,905         $(12,937)      $36,866
                                                =====================================================
 Operating profit                                 $   364      $ 4,410         $   (149)      $ 4,625
                                                =====================================================
 Identifiable assets                              $ 9,679      $17,165         $   (226)      $26,618
                                                =====================================================
Year ended December 31, 1996:
 Sales to unaffiliated customers                  $44,118      $21,120               --       $65,238
 Transfers between geographic areas                 2,733       24,161         $(26,894)           --
                                                -----------------------------------------------------
 Total revenue                                    $46,851      $45,281         $(26,894)      $65,238
                                                =====================================================
 Operating profit (loss)                          $(2,594)     $ 2,939         $   (404)      $   (59)
                                                =====================================================
 Identifiable assets                              $29,132      $39,215         $  8,336       $76,683
                                                =====================================================


NOTE 15 EXTRAORDINARY GAIN

     In July, 1996, the Mexican government enacted a new program, Acuerdo Para El Financiamiento del Sector Attropecuario y Pesquero ("FINAPE"), whereby certain agricultural and commercial enterprises were eligible for a one time reduction in their existing debt obligations with Mexican banks as a means of stimulating the economy and supporting the Mexican banking system. Pursuant to the provisions of FINAPE, GISE obtained a reduction in its debt principal with Banamex of $4,000,000 pesos or approximately US $532,000.

     In August, 1996, the Mexican government enacted a second program, Acuerdo de Apoyo Financiero y Fomento a la Micro, Pequena y Mediana Empresa ("FOPIME"), of debt reduction for other commercial enterprises. Pursuant to the provisions of FOPIME, ICMOSA obtained a reduction in its debt principal with Union de Credito Allende of approximately US $57,000.

     Provisions for Mexican income taxes and statutory employee profit sharing of 34% and 10%, respectively, have been provided on these gains from debt forgiveness.

NOTE 16 SUBSEQUENT EVENTS

     In February, 1997, the Company entered into a revolving credit agreement with Rabobank Nederland to provide up to $8.5 million in short-term financing collateralized by US finished goods inventories and US accounts receivable.
The agreement is guaranteed by the Company and its US subsidiaries and requires the Company to maintain certain financial performance levels relative to tangible net worth, working capital and total debt. In addition, the agreement contains restrictions on the issuance of additional shares of stock and the payment of dividends, among other things, without the prior written consent of the bank.

     In March, 1997, the Company purchased a warehouse and distribution facility located in McAllen, Texas for a total cash consideration of approximately $1.2 million. In connection therewith, the Company entered into a construction loan agreement with Texas State Bank for approximately $2.1 million collateralized by the property and improvements and guaranteed by the Company. The Company plans on expending approximately $1.6 million on capital improvements to the property with operations to commence from the property in July, 1997.

     Subsequent to year end, the previous owners of Simply Fresh Fruit, Inc. requested that the common stock price protection provisions of the May 9, 1996 acquisition agreement be satisfied by the Company. The Company had previously issued 90,909 shares of its common stock in consideration of $1.5 million of the acquisition purchase price. The actual number of additional shares to be issued by the Company has yet to be determined.

NOTE 17 COMMITMENTS

     In October, 1996, GISE and The Coca-Cola Export Corporation ("Coca-Cola"), an affiliate of The Coca-Cola Company, entered into a ten year Supply Contract, with a ten year renewal option, for the production of Italian lemons. Pursuant to the terms of this Supply Contract, GISE will plant and grow approximately 12,000 acres of Italian lemons for sale to Coca-Cola at pre-determined prices. The Supply Contract requires Coca-Cola to provide, free of charge, 750,000 lemon trees, enough to plant approximately 7,200 acres. In addition, the Supply Contract requires Coca-Cola to purchase all the production from the project. The Company estimates that this project will require capital expenditures of $4.7 million in 1997. The total capital requirements for the project is estimated to be approximately $27.0 million over the next four years. Presently, the Company is exploring various financing alternatives for this project.

REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND SHAREHOLDERS
THE UNIMARK GROUP, INC.

     We have audited the accompanying consolidated balance sheets of The UniMark Group, Inc. (the Company) as of December 31, 1995 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The UniMark Group, Inc. at December 31, 1995 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                            /s/ ERNST & YOUNG L.L.P.


Dallas, Texas
February 28, 1997


COMMON STOCK PRICE RANGES AND DIVIDENDS

     UniMark's common stock is quoted on the Nasdaq National Market under the symbol "UNMG". Through May 19, 1995, the common stock was quoted on the Nasdaq Small-Cap Market under the symbol "UNMG." The following table sets forth, for the periods indicated, the high and low bid prices of the common stock as reported on the Nasdaq Small-Cap Market through May 19, 1995 and the high and low sale prices as reported on the Nasdaq National Market since May 22, 1995.



                                                        HIGH     LOW
                                                      -----------------
            Year Ended December 31, 1995:
               First Quarter                           $ 5.75   $ 3.13
               Second Quarter (through May 19,1995)      7.25     5.38
               Second Quarter (since May 22, 1995)       7.25     6.63
               Third Quarter                            10.63     6.88
               Fourth Quarter                           12.25     7.75
            Year Ended December 31, 1996
               First Quarter                            16.63    11.88
               Second Quarter                           17.88    13.75
               Third Quarter                            17.75    10.63
               Fourth Quarter                          $12.50   $ 7.00


     The Company has not paid any cash dividends since its inception and for the foreseeable future intends to follow a policy of retaining all of its earnings, if any, to finance the development and continued expansion of its business.

BOARD OF
DIRECTORS


             [No Picture Available]  Jorn Budde
                                     President, Chief Executive
                                     Officer and Director
                                     (Principal Executive Officer)

             [No Picture Available]  Rafael Vaquero Bazan
                                     Chief Operating Officer and
                                     Director

             [Picture]               Jose Martinez Brohez
                                     Director

             [Picture]               Eduardo Vaquero Bazan
                                     Director

             [Picture]               Pedro Vaquero Garcia
                                     Director (Honorary Chairman)


             [Picture]               Fernando Camacho Casas
                                     Director

             [Picture]               Jakes Jordaan
                                     Director

             [Picture]               Edward A. Stone
                                     Director